Filed by Churchill Downs Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Youbet.com, Inc.

Commission File No.: 001-34276

The following list of frequently asked questions and answers was posted to an internal website of Churchill Downs Incorporated.

Welcome to our FAQs page, for your frequently asked questions regarding the definitive merger agreement under which Churchill Downs Incorporated would acquire Youbet.com, Inc.

As you know, Youbet.com is a leading advance deposit wagering, (“ADW”), company in the United States and is also, through its United Tote subsidiary, a leading tote system provider worldwide. We use United Tote at Churchill Downs Race Track.

We believe this transaction makes sense for CDI shareholders and Youbet.com, Incorporated shareholders who will be getting CDI stock in this transaction, for many reasons including:

1.	We believe that wagering on horse racing done via the ADW channel will continue to grow.

2.	We believe we can realize approximately $10 million in annual cost reduction synergies by combining the businesses. These cost reduction synergies fall into three categories:

•	The elimination of the duplicate costs of operating two public companies,

•	The elimination of duplicate sales, general and administrative costs, and

•	The elimination of the duplicate costs of developing and operating two ADW technology stacks and websites.

3.	The combined TwinSpires.com/Youbet.com business would be positioned to pursue other online business opportunities.

4.	We are concerned about the stability of the tote system providers that serve the U.S. Thoroughbred industry. By acquiring Youbet’s United Tote business we would assure our ongoing access to a stable, established tote system.

5.	We believe the combined business will be better able to develop and introduce innovative new technology-enabled features and services that ADW customers want, and that can bring new customers to racing. The combined business would be a publicly-traded, U.S.-licensed, U.S.- operated and U.S.-owned ADW operator backed by the financial resources of CDI and will, we believe, offer ADW customers a superior level of trust and confidence.

While we think this is a very positive deal for Churchill Downs Incorporated and our shareholders, it is extremely important that you are aware that this deal has not closed, and likely will not close for some time. There are a number of activities that CDI, Youbet and its shareholders, and various regulatory agencies must do before the deal is final.

Until the deal closes, we must operate as two completely separate businesses and not coordinate or combine our operations in any way.

Should you need to communicate orally or in writing, including in email or text messages, with Youbet employees on any subject, you should clear those communications , in advance, with our senior legal counsel, Becky Reed. Similarly, you should avoid making any statements, orally or in writing, including in email or text messages, about Youbet or about this transaction without first clearing such statements with Becky.

FAQ

1)	What does this combination mean for Churchill Downs Incorporated?

This deal is part of the execution of our strategy that we announced in January of this year (See Bob Evans’ letter to all full-time employees dated January 19, 2009, titled: Aligning our Strategy, Organization and Responsibilities): “Churchill Downs Incorporated (“CDI”) will become a leading provider of integrated racing, gaming and entertainment, delivered onsite (at our tracks, OTBs and casinos) and online (via TwinSpires.com, BRISnet.com and other websites).” By acquiring Youbet.com we are expanding our online presence and capabilities.

2)	Why does this transaction make sense for both companies?

We hope the combination of CDI and Youbet will allow CDI shareholders to realize increased value from their investment in our company. For Youbet shareholders, they receive a premium over the current market price (as of Nov. 10, 2009) of their stock and the ability to participate in the future performance of CDI common stock.

For customers, we believe the combined business will be able to develop and introduce innovative new technology-enabled features and services at a faster pace.

For employees, it expands the career opportunities available to them.

3)	When do you expect this transaction to close?

We anticipate a closing of this transaction during the first half of 2010, but the actual timing is something we don’t fully control.

4)	Why does it take so long for the transaction to close?

There are a number of things that CDI, Youbet and its shareholders, and various governmental and regulatory entities must do prior to this deal closing. Typically this takes between 90 and 135 days following the announcement of a deal, but there are no guarantees as to if or when these activities will be completed.

5)	Why can’t the businesses be combined now, and why are communications with or about Youbet so important?

It is extremely important that you not communicate with or about Youbet or this transaction in any manner, written or oral, including in emails and text messages, until the transaction is closed, absent a legitimate business need and advance approval from our senior legal counsel, Becky Reed.

The reason this is so important is that until the transaction is closed TwinSpires.com and Youbet.com are competitors and we must continue to operate as competitors until the deal is closed.

6)	What is the size and sources of the planned cost synergies of $10 million and when will they be achieved?

We expect to realize the expected $10 million in annualized cost savings by the end of the first twelve months after the transaction is closed. The cost synergies fall into three categories: elimination of the duplicate costs of operating two public companies; elimination of duplicate sales, general and administrative costs; and elimination of the duplicate costs of developing and operating two ADW technology stacks and websites. We expect to realize the first $5 million in annualized cost savings within the first few months following the transaction’s close. The second $5 million is expected to be realized by the end of the first year following the transactions close.

7)	What will the new company be called and where will the corporate headquarters be located?

There is no new company being created. Churchill Downs Incorporated is acquiring Youbet.com, Inc. The corporate office will continue to be located in Louisville, KY, and we will have employees in various offices both inside and outside the United States. Decisions on how the businesses will be combined and operated, and which brands (i.e., TwinSpires.com, Youbet.com, “WagerPadPro™, TwinSpires.TV, etc.) we will use going forward, will only be made after the transaction has closed.

8)	What if I’m a customer of TwinSpires.com? What will I expect to see changed?

Until the deal is closed, we cannot combine or coordinate our operations. Each company will continue to operate as it did before the deal was announced. We are not changing anything about how customers use TwinSpires.com today. Customers can use the same account number or username and PIN or password to log on. The screens will remain the same and all of the features, functions, handicapping data, live and replay video feeds, the player services staff customers deal with, will all remain exactly the same.

9)	How many employees does Youbet have and where are they located?

Youbet has approximately 325 full-time employees. Its ADW employees are based in offices in Woodland Hills, CA, and Burbank, CA. Its United Tote employees are in Louisville, KY, San Diego, CA, Ottawa, Canada, Portland, OR, and are located at their customers’ race tracks.

Transaction Facts for Possible www.churchilldownsincorporated.com Website Page

Transaction Value	Approximately $126.8 million based on the closing price of Churchill Downs Incorporated common stock on Tuesday, November 10, 2009.

Exchange Ratio	0.0598 shares of Churchill Downs Incorporated common stock (NASDAQ: CHDN) plus $0.97 cash per share of Youbet.com, Inc. common stock (NASDAQ: UBET).

Percent of Churchill Downs Incorporated Owned by Youbet.com Shareholders After Transaction Close	Approximately 16% of Churchill Downs Incorporated will be owned by former Youbet.com shareholders immediately after the transaction close.

Cost Reduction Synergies

Approximately $10 million on an annualized basis if transaction were to close on Jan. 1, 2010

Approximately $5 million in cost reduction synergies from eliminating the duplicative costs of operating two public companies and duplicate sales, general and administrative costs are expected to be realized in the first few months following deal’s close

An additional cost reduction of approximately $5 million resulting from elimination of the duplicate costs of operating two ADW technology stacks and websites is expected to be realized by the end of the first 12 months following deal close.

Cost reduction synergies in the first 12 months following close will be reduced by an estimated $7 million of deal transaction costs, restructuring costs and asset impairment costs.

Youbet.com Net Operation Loss (NOL) Carry Forwards	Youbet has approximately $59 million of pre-tax NOLs. We estimate this has a cash tax value to Churchill Downs Incorporated over the next approximately 10 years of $20 million in the aggregate.

Board of Directors

Churchill Downs Incorporated’s 13-member Board of Directors will continue.

Additionally, Youbet’s Executive Chairman and former Youbet President and Chief Executive Officer, Michael Brodsky, will join the CDI Board following the closing of the transaction.

Management Team

Robert L. Evans, CDI President & CEO

William Carstanjen, CDI Chief Operating Officer

William Mudd, CDI Chief Financial Officer

Rohit Thukral, CDI EVP and President—TwinSpires.com

David Goldberg, Youbet.com President & CEO

Transaction Announcement Date	Wednesday, November 11, 2009 (after market’s close)

Transaction Close	Expected in the first half of 2010.

Communications Review

Any need by CDI personnel to communicate with Youbet.com personnel and any actual communication with Youbet.com personnel, whether orally or in writing, including email and text messaging, must be reviewed in advance with CDI Senior Counsel Rebecca Reed.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,”

“could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future. Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Youbet’s stockholders to approve the proposed merger; the risk that CDI and Youbet businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk that a significant licensing agreement is terminated or not renewed; rising prices for content, the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the effect of global economic conditions, including any disruptions in the credit markets; the effect of UIGEA regulations and/or the resulting policies adopted by credit card companies and other financial institutions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the overall economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the effect of any change in our accounting policies or practices; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate or are in close proximity; costs associated with our efforts in support of alternative gaming initiatives; costs associated with customer relationship management initiatives; a substantial change in law or regulations affecting pari-mutuel and gaming activities; our continued ability to effectively compete for the country’s top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market and obtain the consents of horsemen’s’ groups to interstate simulcasting; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to successfully complete any divestiture transaction; market reaction to our expansion projects; the loss of our totalisator companies or their inability to provide us assurance of the reliability of their internal control processes through Statement on Auditing Standards No. 70 audits or to keep their technology current; our accountability for environmental contamination; the loss of key personnel; the impact of natural disasters on our operations and our ability to adjust the casualty losses through our property and business interruption insurance coverage; any business disruption associated with a natural disaster and/or its aftermath; the impact of wagering or other federal or state laws, including changes in any such laws or enforcement of those laws by regulatory agencies; the outcome of pending or threatened litigation; changes in our relationships with horsemen’s groups and their memberships; our ability to reach agreement with horsemen’s groups on future purse and other agreements (including, without limiting, agreements on sharing of revenues from gaming and advance deposit wagering); the effect of claims of third parties to intellectual property rights; the volatility of our stock price; the impact of live racing day competition with other Florida and Louisiana racetracks within those respective markets; a substantial change in allocation of live racing days; changes in Illinois law that impact revenues of racing operations in Illinois; the presence of wagering facilities of Indiana racetracks near our operations; our ability to execute on our permanent slot facility in Florida; the need for various alternative gaming approvals in Louisiana; our ability to integrate businesses we acquire, including our ability to maintain revenues at historic levels and achieve anticipated cost savings; and the outcome of any claims arising in connection with a pending lawsuit in federal court in the Western District of Kentucky styled Churchill Downs Incorporated, et al v. Thoroughbred Horsemen’s Group, LLC, Case #08-CV-225-S]. See CDI’s and Youbet’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2008 and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither CDI nor Youbet undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Important Merger Information and Additional Information

This communication is being made in respect of the proposed merger transaction involving CDI and Youbet. In connection with the proposed transaction, CDI will file with the SEC a registration statement on Form S-4 and Youbet will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Youbet stockholders. You may obtain copies of all documents filed with the SEC concerning this proposed transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing CDI website at www.churchilldownsincorporated.com under the heading “Investor Relations” and then under the link “SEC Filings” or from CDI by directing a request to 700 Central Avenue, Louisville, KY 40208. Alternatively, you may obtain copies by accessing Youbet’s website at www.Youbet.com under the heading “Investors Relations” and then under the link “SEC Filings” or from Youbet by directing a request to 5901 De Soto Avenue, Woodland Hills, CA 91367.

CDI and Youbet and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CDI directors and officers is available in CDI’s proxy statement for its 2009 annual meeting of shareholders and CDI’s 2008 Annual Report on Form 10-K, which were filed with the SEC on April 28, 2009 and March 4, 2009, respectively. Information regarding Youbet directors and executive officers is available in Youbet’s proxy statement for its 2009 annual meeting of stockholders and Youbet’s 2008 Annual Report on Form 10-K, which were filed with the SEC on April 30, 2009 and March 6, 2009, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holding and otherwise, will be contained in the proxy statements/prospectus and other relevant materials to be filed with the SEC when they become available.

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